Collectible Concepts Group, Inc.
1600 Lower State Road
Doylestown, Pennsylvania 18901

July 28, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Sarah Goldberg
Division of Corporation Finance

Re:	Collectible Concepts Group, Inc.
Form 8-K Filed June 14, 2006
File No. 000-30703

Ladies and Gentlemen:

The following responses address the comment of the reviewing Staff of the Commission as set forth in a comment letter dated June 16, 2006 (the "Comment Letter") relating to the Current Report on Form 8-K of Collectible Concepts Group, Inc. (the "Company"). The answer set forth herein refers to the Staffs' comment by number.

Form 8-K

Item 4.02

1.
We note that, due to the indeterminate number of shares which may be issued under the embedded conversion feature, the embedded conversion feature should be bifurcated from the host contract and accounted for as a derivative instrument. With respect to your conclusion that detachable warrants also represent a derivative instrument, please tell us in detail how you arrived at such conclusion based on paragraphs 6-9 of SFAS 133 and paragraphs 12-32 of EITF 00-19. In doing so, ensure you tell us all applicable terms of the warrants, including registration rights.

Response

We determined that based on the terms included within the registration rights agreement executed in conjunction with the detachable warrants that these warrants should be treated as a derivative instrument under EITF 00-19. Our conclusions were based on the facts that:

Securities and Exchange Commission
July 28, 2006

a.	The warrants are under a registration rights agreement; and
b.	The registration rights agreement requires the Company to be effective related to an SB-2 filing inclusive of penalties should the Company not maintain their effective registration.

Since these requirements are not fully within the Company’s control, we determined that the proper accounting of these detachment warrants is that of a liability, not equity, and recorded such at fair value.

2.
It is unclear to us why you have recorded a derivative instrument equal to the excess of the fair value of the detachable warrants and the embedded conversion feature over the face value of the notes payable. Please note that if derivative accounting is deemed appropriate, we would expect you to record the total fair value as a derivative liability upon issuance, with a corresponding debit to debt discount up to the face value of the notes payable. Any amount in excess of the face value of the notes payable would be debited immediately to expense. It may be helpful if you provide us with the journal entries you recorded upon the issuance of the convertible securities and related warrants.

Response

We recorded the derivative instruments (Both debt and warrant) at their full fair value, not “equal to the excess of fair value…”as stated within the 8K. A summary of the JE’s are below:

Discount on NP	XXXX	(BS)
Fair value of debt/warrant derivative liability	XXXX	(BS)

Initial recording of debt / warrant derivative liabilities at note issuance date

Loss on change in fair value of debt/warrant derivative	XXXX	(PL)
Fair value of debt/warrant derivative liability	XXXX	(BS)

Adjust debt and warrant derivative liability to fair value

Note: Both entries occur at note issuance.

We noted the explanation used with our 8-K was inaccurate. The above is our actual accounting treatment.

Securities and Exchange Commission
July 28, 2006

3.	Please file all debt and warrant agreements as exhibits to your Exchange Act Filings, including applicable registration rights agreements.

Response

In connection with our amended 10-KSB filing, we will file all of our debt and warrant agreements as exhibits, including our registration rights agreements.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ PAUL S. LIPSCHUTZ
Paul S. Lipschutz
Chief Executive Officer